NORTHERN LIGHTS FUND TRUST

James Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 813-2884

E-mail: jamesa@geminifund.com

October 20, 2014

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Laura Hatch

(202) 551-6957

RE:

Northern Lights Fund Trust (the “Registrant”)

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments provided by telephone to James Colantino on Thursday, September 11, 2014 with respect to the Northern Lights Fund Trust.  Your comments are set forth below, and each is followed by the Registrant’s response.

FX Strategy Fund

Comment:	Please explain why there is no mention of Global Aggressive Strategy LLC (“GAS”), a 100% owned commodity pool organized as a Delaware LLC, in the Fund’s prospectus.
Response:

The Registrant does not believe it can provide investment-specific disclosure without potentially misleading current and prospective shareholders and without imposing a potentially costly burden on the Fund with respect to ongoing revisions to the Fund’s prospectus whenever investments change.  Generally, the Registrant believes its current prospectus disclosure regarding “Underlying Funds” alerts investors to the nature of the investments as well as their risks.  Specifically, the prospectus includes the following strategy description and risk disclosure:

“…capture returns related to trends in currency exchange rates by investing primarily in securities of domestic and foreign (i) limited partnerships, (ii) limited liability companies, (iii) currency-linked ETFs, (iv) currency-linked mutual funds and (v) other types of pooled investment vehicles (collectively, "Underlying Funds") …”

“Underlying Funds Risk:  Your cost of investing in the Fund will be higher than the cost of investing directly in Underlying Funds, including currency-linked ETFs and currency-linked mutual funds, may be higher than other mutual funds that invest directly in stocks, bonds and currencies.  You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund's direct fees and expenses.  Each Underlying Fund will operate independently and will pay management and may pay performance based fees to each manager.  Underlying Funds will employ various actively managed currency sub-strategies that will trade various derivative instruments which may not produce the desired results.”

Consequently, the Registrant believes that shareholders are alerted to the nature of Fund investments.  The Registrant further notes that Fund investments may change at any time and that disclosures related to a specifically-identified investment may become stale and potentially mislead investors.  Additionally, the Fund would be obligated to continuously revise its prospectus whenever specifically-identified investments change.

Furthermore, upon review of Form N-1A and its instructions, the Registrant is unable to find any authority to make such an investment-specific disclosure.  Also, because the Registrant includes consolidated disclosures regarding Global Aggressive Strategy LLC in the Fund’s annual and semi-annual reports, shareholders have ample opportunity to examine not only specific holdings, but their indirect costs.  If the Fund held a majority of voting shares of an Underlying Fund or had another means of controlling an Underlying Fund, the Fund would include disclosures of a “Fund subsidiary” nature.  However, since the Fund is a mere non-voting interest holder in Underlying Funds and no Underlying Fund investments fit the Investment Company Act definition of “wholly-owned” (Section 2(a)(43)), the Registrant does not believe it has authority to make such a disclosure and would potentially mislead shareholders.  For these reasons, the Registrant does not believe it can or should make investment-specific disclosures in the Fund’s prospectus.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James Ash

Secretary

Northern Lights Fund Trust